UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 26, 2018

Date of Report (Date of earliest event reported)

ALTRA INDUSTRIAL MOTION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-33209	61-1478870
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Granite Street, Suite 201 Braintree, Massachusetts		02184
(Address of principal executive offices)		(Zip Code)

(781) 917-0600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on March 7, 2018, Altra Industrial Motion Corp. (“Altra”) and Fortive Corporation (“Fortive”) announced that they and certain affiliates had entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated March 7, 2018, among Altra, Fortive, McHale Acquisition Corp. (“Merger Sub”) and Stevens Holding Company, Inc. (“Newco”), pursuant to which, subject to the terms and conditions of the Merger Agreement and a Separation and Distribution Agreement, dated March 7, 2018, among Altra, Fortive and Newco, (1) Fortive will transfer certain assets, liabilities and entities within its Automation & Specialty platform, but excluding its Hengstler and Dynapar businesses (such businesses to be transferred, the “A&S Business”) to Newco, (2) Fortive will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Fortive by way of an exchange offer or a combination of an exchange offer and a pro rata dividend and (3) Merger Sub will merge with and into Newco, with Newco as the surviving corporation, and the issued and outstanding shares of Newco common stock will be converted into shares of Altra common stock (the “Merger”).

On September 26, 2018, Newco announced the pricing of $400 million aggregate principal amount of Newco’s 6.125% senior notes due 2026 (the “Notes”) in a private debt offering pursuant to Rule 144A and Regulation S (the “Private Placement”). $150 million aggregate principal of the Notes (the “Primary Notes”) are being sold by Newco, and $250 million aggregate principal amount of the Notes (the “Selling Securityholder Notes”) are being sold by an unaffiliated selling securityholder. The Notes will be guaranteed on a senior unsecured basis by Altra and certain subsidiaries of Altra (including certain subsidiaries of Newco) upon the consummation of the Merger. Newco expects to use the net proceeds of the Primary Notes to fund a dividend payment to Fortive prior to the consummation of the Merger, and Newco will not receive any proceeds from the sale of the Selling Securityholder Notes. The closing of the Private Placement is conditioned on the substantially concurrent consummation of the Merger and other customary closing conditions and is expected to occur on or about October 1, 2018.

The Notes have not been and will not be registered under the Securities Act of 1933, or the securities laws of any other jurisdiction. Unless they are registered, the Notes may be offered and sold only in transactions that are exempt from registration under the Securities Act and applicable state securities laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive, Newco or Altra. In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) with the U.S. Securities and Exchange Commission (the “SEC”), which the SEC declared effective, in each case, on August 27, 2018. Investors and security holders are urged to read the registration statements as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s registration statements as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTRA INDUSTRIAL MOTION CORP.

/s/ Glenn E. Deegan
Name:	Glenn E. Deegan
Title:	Vice President, Legal & Human Resources, General Counsel and Secretary

Date: September 26, 2018